Filed pursuant to Rule 253(g)(2)

File No. 024-10496

Groundfloor Finance Inc.

Supplement No. 2

to the Offering Circular

qualified December 15, 2015

 Dated: February 25, 2016

This Supplement No. 2 (this “Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 8, 2015 and qualified on December 15, 2015 (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding the status of our financing operations and on-going offerings of LROs and related risk factor.

Revised Risk Factor

The following risk factor (included on page 18 of the Offering Circular) is replaced in its entirety, as follows:

Our Management team has limited experience in mortgage loan underwriting.

As of February 23, 2016, we have extended 36 loans for real estate development projects through our subsidiary, Groundfloor GA, for an aggregate principal amount of $1,890,150, with an average loan size of approximately $52,504. Of the 36 loans funded, 22 loans have been paid back in full, and 14 loans are currently outstanding. Of the 14 outstanding loans, six loans went into default and have been modified—each were extended three months past the original maturity. The other remaining eight loans are current as of February 23, 2016. See “Management Discussion and Analysis—Overview—Georgia Notes” for additional information.

Additionally, as of February 23, 2016, (i) we have issued and sold 39 series of LROs totaling $3,203,175 and (ii) are in the process of offering four additional series of LROs totaling $392,800, with an average loan size of approximately $70,000. As of February 23, 2016, all of the 39 Loans funded by these LROs are current and none have been paid back, gone into default or been modified. See “Management Discussion and Analysis—Overview—Offering of LROs” for additional information.

Prior to financing these projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and for establishing interest rates for such Projects proves flawed, investors may not receive the expected yield on the LROs. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought.

Offering Update

This section provides updates to the disclosures regarding the Company’s ongoing offerings of Georgia Notes (through its subsidiary, Groundfloor GA) and LROs set forth on page 102 of the Offering Circular under the title “Management Discussion and Analysis—Overview”:

Georgia Notes

As of February 23, 2016, Groundfloor GA has issued Georgia Notes totaling approximately $1,890,150, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,890,150 with an average loan size of approximately $52,504. Of the 36 loans funded, 22 loans have been paid back in full, and 14 loans are currently outstanding. Of the 14 outstanding loans, six loans went into default and have been modified—each were extended three months past the original maturity. We are in various stages of managing the repayment or further modification of these six loans, including negotiating additional workouts of three of these loans. The other remaining eight Loans are current as of February 23, 2016. Other than the defaults referenced above, we are not aware of any adverse business developments that have occurred in the course of our operations in Georgia. We do not intend to issue any additional Georgia Notes.

Offering of LROs

We began offering LROs through the Platform in September 2015 pursuant to an offering statement (file No. 024-10440) that was qualified on August 31, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through post-qualification amendments (each, a “PQA”) to the offering statement qualified on December 15, 2015.

As of February 23, 2016, (i) we have issued and sold 39 series of LROs totaling $3,203,175 and (ii) we are in the process of offering the following four additional series of LROs totaling $392,800 from previously qualified PQAs:

Offering Statement	Series of LROs	Aggregate Amount
PQA No. 2, qualified January 28, 2016,	1762 Weekirk Road SE, Atlanta, GA 30316	$85,000
PQA No. 3, qualified February 5, 2016	951 Oak Springs Court, Stone Mountain, GA 30083	$99,000
PQA No. 5, qualified February 18, 2016	1381 Sylvan Rd. Atlanta, GA 30310	$109,800
PQA No. 5, qualified February 18, 2016	4225 Avonridge Drive, Stone Mountain, GA 30083	$99,000

As of February 23, 2016, all of the 39 Loans funded by the corresponding series of LROs are current and none have been paid back, gone into default, or been modified. We have not experienced any adverse business developments in the course of our multistate operations.

As of February 23, 2016, we have withdrawn or abandoned our offering of ten series of LROs totaling $1,106,500. (Four series of LROs totaling $420,000 originally covered by our third offering statement were withdrawn and later qualified by a subsequent PQA.) We are also in the process of qualifying an additional eight separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans for an aggregate principal amount of $467,600 pursuant to PQAs that have yet to be qualified. We have not commenced any offers with respect to any of these LROs. We anticipate filing additional PQAs or new offering statements on a regular basis to qualify additional series of LROs.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

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We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of LROs in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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